SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
pjha@sidley.com (312) 853-4161	FOUNDED 1866

May 22, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metavante Holding Company Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Metavante Holding Company, a Wisconsin corporation (“New Metavante”), transmitted herewith through the Securities and Exchange Commission’s EDGAR filing system is New Metavante’s Registration Statement on Form S-4 (the “New Metavante Registration Statement”). New Metavante is currently a wholly-owned subsidiary of Marshall & Ilsley Corporation (“Marshall & Ilsley”) (Commission File No. 1-15403).

The New Metavante Registration Statement contains a proxy statement/prospectus-information statement, which relates to the proposed separation of Marshall & Ilsley into two separate, publicly-traded companies: New Metavante and New M&I Corporation, a Wisconsin corporation and currently a wholly-owned subsidiary of Marshall & Ilsley (“New Marshall & Ilsley”). New Marshall & Ilsley will be filing a Form 10 Registration Statement (the “Form 10 Registration Statement,” and together with the New Metavante Registration Statement, the “Registration Statements”) which will contain the same proxy statement/prospectus-information statement included in the New Metavante Registration Statement. The separation will be accomplished through (i) a holding company merger whereby a subsidiary of New Metavante merges with and into Marshall & Ilsley and shares of Marshall & Ilsley common stock are converted into shares of New Metavante common stock (the “Holding Company Merger”) and (ii) the subsequent spin-off of New Marshall & Ilsley through the distribution by New Metavante to holders of its common stock of New Marshall & Ilsley common stock. As noted in the proxy statement/prospectus-information statement, there are a number of other transactions involved in the separation.

Upon the effectiveness of the Registration Statements, the proxy statement/prospectus-information statement included therein will constitute (i) a proxy statement of Marshall & Ilsley for its special meeting to approve the transactions relating to the separation, (ii) a prospectus of New Metavante relating to the issuance of its shares to current Marshall &

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

May 22, 2007

Ilsley stockholders in connection with the Holding Company Merger and (iii) an information statement of New Metavante relating to the distribution of shares of New Marshall & Ilsley common stock to holders of New Metavante common stock.

If you wish to discuss the New Metavante Registration Statement being submitted herewith, please feel free to contact the undersigned at (312) 853-4161 (Fax: (312) 853-7036) or Imad Qasim at (312) 853-7094.

Very truly yours,

/s/ Pran Jha

Pran Jha